

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2013

Via E-mail
Vadim Leiderman
President and Chief Executive Officer
RiT Technologies Ltd.
24 Raoul Wallenberg Street
Tel Aviv, Israel

> **Re: RiT Technologies, Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 000-29360**

Dear Mr. Leiderman:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 12

"We are subject to risks relating to proprietary rights and risks of infringement"

1.   We note that you have an office in China as well as have patents or patents pending in China. Therefore, disclose that China is one of those foreign countries that has not protected a company's proprietary rights as fully as the United States. Provide similar disclosure in the intellectual property rights risk factor of the Form F-1 at p. 15.

Board Practices

External Directors, page 46

2.   Clarify the distinction between external directors and independent directors. For example, would a person that satisfied the external director requirements under Israeli

law also fulfill the independence requirements under Nasdaq rules? Provide similar disclosure in the Form F-1 at p. 55.

<u>Item 9.A. Share History, p. 59</u>

3.   Disclose the annual high and low market prices of your ordinary shares on Nasdaq for the five most recent full financial years. <u>See</u> Form 20-F Item 9.A.4.a. Also disclose the high and low market prices of your ordinary shares on Nasdaq for each of the most recent six months. <u>See</u> Form 20-F Item 9.A.4.c.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Elliott Staffin, Special Counsel, at (202) 551-3243, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Mark Selinger, Esq.
        McDermott Will & Emery LLP